UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59993 / May 28, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13460

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In the Matter of   :
                                                    :   ORDER MAKING FINDINGS AND
HAMILTON DIGITAL CONTROLS, INC., :   REVOKING REGISTRATIONS BY
HAMILTON-MCGREGOR   :   DEFAULT AS TO FIVE RESPONDENTS
   INTERNATIONAL, INC.,   :   AND SETTING PREHEARING CONFER-
HAPPINESS EXPRESS, INC.,   :   ENCE
HARVARD INDUSTRIES, INC.,   :
HAVEN HOLDING, INC. (n/k/a HAVEN   :
   HOLDINGS I, INC.),   :
HEALTHCOR HOLDINGS, INC., and   :
HELM CAPITAL GROUP, INC.   :

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     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 5, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that the named Respondents violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 for extended periods. The Division of Enforcement (Division) notified each Respondent that its investigative files were available for inspection and copying, and each Respondent was served with the OIP. No Respondent filed an Answer to the OIP and no Respondent participated in the telephonic prehearing conference on May 26, 2009. Accordingly, I find all Respondents, except Haven Holding, Inc. (n/k/a Haven Holdings I, Inc.), and Helm Capital Group, Inc., who the Division represents want to settle the proceeding, are in default and the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

RESPONDENTS

     Hamilton Digital Controls, Inc. (Hamilton Digital), Central Index Key (CIK) No. 45136, is an inactive New York corporation located in Utica, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hamilton Digital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 1995, which reported a net loss of

$138,594 for the prior three months. As of April 23, 2009, the company's common stock, symbol "HDIG," was traded on the over-the-counter markets.

Hamilton-McGregor International, Inc. (Hamilton-McGregor), CIK No. 1082253, is an inactive New York corporation located in Parsippany, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hamilton-McGregor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $20,304 for the prior nine months.

Happiness Express, Inc. (Happiness Express), CIK No. 923662, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Happiness Express is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 1995, which reported a net loss of $1.9 million for the prior nine months. As of April 23, 2009, the company's stock, symbol "HAPY," was traded on the over-the-counter markets.

Harvard Industries, Inc. (Harvard Industries), CIK No. 46012, is a delinquent Delaware corporation located in Lebanon, New Jersey, with classes of securities registered with the Commission pursuant to Exchange Act Section 12(g). Harvard Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $39 million for the prior nine months. On January 15, 2002, Harvard Industries filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, and the case was closed on November 19, 2007. As of April 23, 2009, the company's stock, symbol "HAVA," was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

HealthCor Holdings, Inc. (HealthCor), CIK No. 1015604, is a dissolved Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). HealthCor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $11.4 million for the prior three months. On July 27, 1999, HealthCor filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was closed on January 7, 2004. As of April 23, 2009, the company's stock, symbol "HCOR," was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

DELINQUENT PERIODIC FILINGS

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities, registered pursuant to Exchange Act Section 12, to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Section 12(j) of the Exchange Act authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security if it finds that a security issuer has violated the statute or any regulation thereunder.

Hamilton Digital, Hamilton-McGregor, Happiness Express, Harvard Industries, and HealthCor are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports for periods that extend from over seven to fourteen years, and have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. This evidence shows that these Respondents have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, which, respectively, require issuers to file annual and quarterly reports, and that it necessary and appropriate to revoke the registrations of their registered securities to protect investors.

ORDER

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Hamilton Digital Controls, Inc., Hamilton-McGregor International, Inc., Happiness Express, Inc., Harvard Industries, Inc., and HealthCor Holdings, Inc., are revoked.

I FURTHER ORDER that a telephonic prehearing conference will be held at 12:00 p.m. EDT, Wednesday, June 17, 2009, if Haven Holding, Inc. (n/k/a Haven Holdings I, Inc.), and Helm Capital Group, Inc., have not submitted signed Offers of Settlement by that date.

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Brenda P. Murray
Chief Administrative Law Judge